Exhibit A-4

Capital structure of PacifiCorp group companies at June 30, 2004

PacifiCorp Consolidated

	($ in millions)	(%) of total capitalization
Short-term debt (1)	$730.1	9.7%
Long-term debt	3,361.0	44.9%
Preferred stock subject to mandatory redemption	52.5	0.7%
Preferred stock	41.3	0.6%
Minority interest	24.7	0.3%
Common stock equity	3,280.2	43.8%

Total	$7,489.8	100.0%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.